UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

1500 Market Street

Philadelphia, PA 19102-2148

COMCAST CORPORATION RETIREMENT- INVESTMENT PLAN

Financial Statements as of

December 31, 2006 and 2005 and for

the Year Ended December 31, 2006;

Supplemental Schedule as of December 31, 2006;

and Report of Independent Registered Public

Accounting Firm

COMCAST CORPORATION RETIRE MENT-INVESTMENT PLAN

REPORT OF INDEPENDENT R EGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the Plan’s financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects, in relation to the financial statements taken as a whole.

/s/ MITCHELL & TITUS, LLP

Philadelphia, PA

June 26, 2007

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

(Thousands of Dollars)

	December 31,
	2006	2005
ASSETS:
Cash	$211	$216
Contributions receivable	4	—
Investments, at fair value	2,190,908	1,756,639
Loans receivable from participants	67,495	57,164

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,258,618	1,814,019

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,572	9,136

NET ASSETS AVAILABLE FOR BENEFITS	$2,266,190	$1,823,155

See notes to financial statements.

COMCAST CORPOR ATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

(Thousands of Dollars)

Year Ended December 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investments:
Net realized and unrealized appreciation in fair value of investments	$206,784
Interest and dividends	90,850

297,634

Contributions:
Participant	162,474
Employer	122,680
Rollover	68,963

354,117

651,751

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	(208,716)

(208,716)

Net increase	443,035

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,823,155

End of year	$2,266,190

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005

1.	PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”). Generally, all costs associated with administering the Plan are paid by the Plan Administrator.

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Full-time employees become eligible to participate in the Plan after completion of six months of service and part-time employees become eligible to participate in the Plan after one year and completion of 1,000 hours of service. The maximum amount of eligible compensation that may be deferred is 50%, subject to certain limits imposed by the Code. The Company matches 100% of the participant’s contribution up to 6% of the participant’s eligible compensation for such payroll period except for certain collectively bargained employees. Rollover contributions represent amounts transferred to the Plan from other qualified retirement plans.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the years ended December 31, 2006 and 2005 amounted to $136,500 and $722,095, respectively. Outstanding forfeitures at December 31, 2006 and 2005 were $28,275 and $22,449, respectively.

Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, a rollover into another qualified plan, or any combination of the foregoing.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005 (Continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

Effective on June 1, 2005, the Plan was amended to adopt the IRS Mandatory Cash Out Regulations. On December 13, 2005, the Plan was amended to provide that employee compensation shall not be deemed eligible Plan compensation when paid more than 75 days after an employee’s separation from service. This amendment became effective January 1, 2006.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. Contributions receivable at December 31, 2006 represent amounts due to the Plan relating to December 31, 2006 participant and employer matching contributions not remitted to the Plan until subsequent to year-end. Investments in mutual funds and the Comcast Corporation Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and is not affected by the FSP.

Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005 (Continued)

3.	INVESTMENTS

The Plan’s investments are held by a trust fund and are presented in the following table (dollars in thousands, units/shares rounded to nearest whole unit or share).

	December 31, 2006
	Number of Units/Shares	Amount
Mutual Funds (at fair value)
Ariel Fund	1,175,581 units	$60,907
Dodge and Cox Balanced Fund	1,910,777 units	166,391	*
Fidelity Blue Chip Growth Fund	4,173,128 units	184,911	*
Fidelity Diversified International Fund	4,681,981 units	172,999	*
Fidelity Freedom 2010 Fund	2,046,801 units	29,924
Fidelity Freedom 2020 Fund	4,984,953 units	77,416
Fidelity Freedom 2030 Fund	4,383,718 units	70,271
Fidelity Freedom 2040 Fund	3,292,068 units	31,209
Fidelity Freedom 2050 Fund	126,744 units	1,363
Fidelity Freedom Income Fund	462,550 units	5,338
Fidelity Growth Company	240,410 units	16,759
Fidelity Small Cap Stock Fund	4,933,140 units	93,779
Fidelity US Bond Index Fund	2,395,451 units	26,015
Pimco Total Return Institutional Fund	4,168,218 units	43,266
Spartan International Index Fund	608,742 units	26,870
Spartan US Equity Index Fund	3,353,855 units	168,296	*
Templeton World Fund, Class A	2,334,907 units	45,344
Vanguard SM Cap Index Fund	1,126,839 units	36,791
Vanguard Total Stock Market Index Fund	670,821 units	22,875
Vanguard Windsor II Fund	1,786,221 units	110,192
Wells Fargo Advantage Small Company Value Fund	1,271,992 units	20,110

		1,411,026

Comcast Corporation Stock Fund (at fair value)
Class A Common Stock	5,157,366 shares	218,311	*
Class A Special Common Stock	1,783,380 shares	74,688

		292,999

Comcast Stable Value Fund (at fair value)
Fidelity Short Term Investment Fund	9,960,536 units	9,961
Canada Life Insurance	1,883,033 units	1,878
Prudential Insurance Company of America	3,616,843 units	3,607
Travelers Insurance Company	2,861,122 units	2,857
Bank of America, N.A.	119,034,491 units	117,145	*
State Street Bank and Trust Company Boston	119,034,488 units	117,145	*
Morgan Guaranty	119,034,237 units	117,145	*
Rabobank Nederland	119,030,309 units	117,145	*

		486,883

		$2,190,908

*	Represents amounts greater than 5% of the Plan’s net assets.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005 (Continued)

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Mutual Funds	$89,148
Common Stock	117,636

$206,784

	December 31, 2005
	Number of Units/Shares	Amount
Mutual Funds (at fair value)
Ariel Fund	1,343,692 units	$67,279
Dodge and Cox Balanced Fund	1,533,757 units	124,756	*
Fidelity Blue Chip Growth Fund	4,086,204 units	176,361	*
Fidelity Diversified International Fund	3,510,013 units	114,216	*
Fidelity Freedom 2010 Fund	1,512,207 units	21,247
Fidelity Freedom 2020 Fund	3,769,738 units	55,453
Fidelity Freedom 2030 Fund	3,203,495 units	48,116
Fidelity Freedom 2040 Fund	1,940,863 units	17,138
Fidelity Freedom Income Fund	278,800 units	3,170
Fidelity Growth Company	47,402 units	3,016
Fidelity Small Cap Stock Fund	4,102,162 units	75,070
Fidelity US Bond Index Fund	2,114,083 units	23,043
Pimco Total Return Institutional Fund	3,720,318 units	39,063
Spartan International Index Fund	249,028 units	8,898
Spartan US Equity Index Fund	3,450,699 units	152,383	*
Templeton World Fund, Class A	1,644,076 units	29,166
Vanguard SM Cap Index Fund	935,432 units	26,697
Vanguard Total Stock Market Index Fund	522,245 units	15,667
Vanguard Windsor II Fund	1,547,892 units	86,094
Wells Fargo Advantage Small Company Value Fund	410,097 units	6,143

		1,092,976

Comcast Corporation Stock Fund (at fair value)
Class A Common Stock	5,368,743 shares	139,158	*
Class A Special Common Stock	2,178,717 shares	55,971

		195,129

Comcast Stable Value Fund (at fair value)
Fidelity Short Term Investment Fund	7,268,991 units	7,269
Canada Life Insurance	3,592,204 units	3,595
Prudential Insurance Company of America	3,461,757 units	3,449
Travelers Insurance Company	4,117,907 units	4,097
John Hancock Mutual Life Insurance	818,772 units	820
Bank of America, N.A.	114,604,319 units	112,326	*
State Street Bank and Trust Company Boston	114,604,317 units	112,326	*
Morgan Guaranty	114,604,366 units	112,326	*
Rabobank Nederland	114,598,381 units	112,326	*

		468,534

		$1,756,639

*	Represents amounts greater than 5% of the Plan’s net assets.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005 (Continued)

As described in the Summary of Significant Accounting Policies, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2006 and 2005 was 4.09% and 3.66%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of December 31, 2006 and 2005 was 4.15% and 3.64%, respectively.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund:

	Credit Rating	2006	2005
Canada Life Insurance	AA	4	(3)
Prudential Insurance Company of America	AA-	10	13
Travelers Insurance Company	AA	4	21
John Hancock Mutual Life Insurance	AA+	—	(1)
Bank of America, N.A.	AA	1,890	2,278
State Street Bank and Trust Company Boston	AA	1,890	2,278
Morgan Guaranty	AA-	1,889	2,278
Rabobank Nederland	AAA	1,885	2,272

		$7,572	$9,136

There are certain events, such as the Plan’s failure to qualify under Section 401 (a) or 401 (k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

4.	PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the prime rate plus 1% of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 13.0% for the years ended December 31, 2006 and 2005, respectively. Maturities on active outstanding loans ranged from 2004 to 2024 for the years ended December 31, 2006 and 2005. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant for the year in which the default occurs.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005 (Concluded)

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of pre-January 1, 2001 employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

5.	ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

6.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan—On July 26, 2006, the Plan received an updated determination letter in which the IRS stated that the Plan, as amended and restated July 1, 2003, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter. The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

7.	PLAN AMENDMENTS

On May 22, 2007, the Plan was amended, effective July 1, 2007, to provide that all employees who are hired on or after June 30, 2007 shall be automatically enrolled in the Plan so that they will automatically contribute two percent of eligible compensation to the Plan on a pre-tax basis. Automatically-enrolled participants may thereafter increase, decrease or opt out of Plan participation. In addition, also effective July 1, 2007, the Plan was amended to reduce the eligibility waiting period for new hires (full-time and part-time) from the first of the month following six months of service to the first of the month following three months of service.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Mutual Funds (at fair value)
	Ariel Fund	1,175,581 units	$60,907
	Dodge and Cox Balanced Fund	1,910,777 units	166,391
	Fidelity Blue Chip Growth Fund	4,173,128 units	184,911
	Fidelity Diversified International Fund	4,681,981 units	172,999
	Fidelity Freedom 2010 Fund	2,046,801 units	29,924
	Fidelity Freedom 2020 Fund	4,984,953 units	77,416
	Fidelity Freedom 2030 Fund	4,383,718 units	70,271
	Fidelity Freedom 2040 Fund	3,292,068 units	31,209
	Fidelity Freedom 2050 Fund	126,744 units	1,363
	Fidelity Freedom Income Fund	462,550 units	5,338
	Fidelity Growth Company	240,410 units	16,759
	Fidelity Small Cap Stock Fund	4,933,140 units	93,779
	Fidelity US Bond Index Fund	2,395,451 units	26,015
	Pimco Total Return Institutional Fund	4,168,218 units	43,266
	Spartan International Index Fund	608,742 units	26,870
	Spartan US Equity Index Fund	3,353,855 units	168,296
	Templeton World Fund, Class A	2,334,907 units	45,344
	Vanguard SM Cap Index Fund	1,126,839 units	36,791
	Vanguard Total Stock Market Index Fund	670,821 units	22,875
	Vanguard Windsor II Fund	1,786,221 units	110,192
	Wells Fargo Advantage Small Company Value Fund	1,271,992 units	20,110

			1,411,026

*	Comcast Corporation Stock Fund (at fair value)
	Class A Common Stock	5,157,366 shares	218,311
	Class A Special Common Stock	1,783,380 shares	74,688

			292,999

	Comcast Stable Value Fund (at contract value)
	Fidelity Short Term Investment Fund; 5.22%	9,960,536 units	9,961

	Traditional Investment Contracts:
	Travelers Insurance Company; 03/01/07 Maturity; 4.22%	2,861,122 units	2,861
	Canada Life Insurance; 06/01/07 Maturity; 4.84%	1,883,033 units	1,882

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006 (continued)

FEIN # 27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Prudential Insurance Company of America; 08/01/07 Maturity; 4.48%	3,616,843 units	3,617

			8,360

	Security-Backed Investment Contracts:
	Bank of America; 4.35%	119,034,491 units	119,035
	Morgan Guaranty; 4.35%	119,034,237 units	119,034
	Rabobank Nederland; 4.35%	119,030,309 units	119,030
	State Street Bank and Trust Company Boston; 4.35%	119,034,488 units	119,035

			476,134

			494,455

	Participant Loan Fund (at cost, which approximates fair value) (interest rates from 4.25% to 13.0%; maturities from 2004 to 2018)		67,495

			$2,265,975

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2007, relating to the statements of net assets available for benefits as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and the related supplemental information of Schedule H - Line 4i - schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 26, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
Plan Administrator
June 27, 2007
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller